FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  19 July 2004

                        Commission File Number 000-02404

                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)

                                Innovation House
                                    Mark Road
                                 Hemel Hempstead
                              Hertforshire  HP2 7DN
                                 United Kingdom
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): _______


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                                  EXHIBIT INDEX


Press Release regarding Directors' interests in Baltimore Technologies plc dated 19 July 2004


                                                                    19 JULY 2004


                           BALTIMORE TECHNOLOGIES PLC
                   (TICKER: REUTERS BLM.L OR BLOOMBERG: BLM LN)

                                 (THE "COMPANY")

               DIRECTORS' INTERESTS IN BALTIMORE TECHNOLOGIES PLC


Following the announcement on 6 July 2004, that Mr David Buchler, Mr Duncan Soukup, Mr Tim Lovell, Mr George Wardale and Mr Robin Williams have been appointed as Directors of the Company, the Company announces the following, in relation to each of the Directors:

MR DAVID JULIAN BUCHLER
As at the date of this announcement, Mr David Buchler, Non-Executive Chairman, has a beneficial interest in 59,999 ordinary shares of 1p each in the capital of the Company ("Ordinary Shares") registered in the name of Pershing Keen Nominees Limited, representing 0.11 per cent. of the Company's issued share capital. Mr. Buchler also has 2 Ordinary Shares registered in his name of which 1 Ordinary Share is held as nominee and trustee for Acquisitor Holdings (Bermuda) Limited ("Acquisitor Holdings"), which holds a total of 13,987,165 Ordinary Shares (1) (representing 26.02 per cent. of the Company's issued share capital).

With a career spanning 30 years, David Buchler is recognised as a leading practitioner in the field of corporate turnaround. In 2003, David established DB Consultants in order to concentrate on turnaround assignments where a significant hands-on involvement at board or senior management level is required by people with the necessary experience and skills to manage a sustainable recovery. A founding partner of Buchler Phillips, and until 2003, Chairman of Kroll for Europe and Africa, his appointments have included cases on behalf of major banks, lawyers, accountants, the Courts and the Department of Trade and Industry. His investigation work has enabled him to lead inquiries into some of the largest and most complex expert witness and fraud cases, both in the UK and worldwide. In 1992 he was appointed by the courts to investigate the recoveries that could be made from the Robert Maxwell estate.

David is specifically recognised for his success in reorganising and restructuring companies. He was also responsible for representing Kroll's interest in the turnaround market in the UK and other parts of Europe. David began his career in 1970 at Bernard Phillips & Co, where he qualified as a chartered accountant and became a partner in 1976. In 1978, he joined Arthur Andersen as a principal, becoming a full partner in 1982.

_______________
(1) Acquisitor is the registered holder of 13,987,152 Ordinary Shares and there are in addition 13 individuals who each hold 1 Ordinary Share as nominee and trustee for Acquisitor.


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David  is a Fellow of the Institute of Chartered Accountants and a Fellow of the
Society  of  Turnaround  Professionals.


The directorships of publicly quoted companies held by David Buchler (aged 52) over the five years preceding the date of appointment are as follows:

Current:  Tottenham Hotspur Public Limited Company
          Ventura Maritime (Holdings) plc
          Volvere plc

Previous: None


MR  CHARLES  DUNCAN  SOUKUP
As at the date of this announcement, Mr Duncan Soukup, Interim Chief-Executive, has 1 Ordinary Share registered in his name which is held as nominee and trustee for Acquisitor Holdings, whose total shareholding is disclosed above.

Duncan Soukup is Deputy Chairman of Acquisitor Holdings. He is also Managing Director of Acquisitor Plc and a Director of New York Holdings Limited. Duncan is responsible for acquisition strategy and for identifying and investigating potential targets. He has 20 years of experience of making investments in public and private companies. From 1988 to 1994 Duncan served as a Managing Director of Bear, Stearns & Co. Inc. where he established and ran the company's foreign equity research and sales department.

The directorships of publicly quoted companies held by Duncan Soukup (aged 49) over the five years preceding the date of appointment are as follows:

Current:  Acquisitor Plc
          Acquisitor Holdings (Bermuda) Ltd
          New York Holdings Limited
          Nettec  plc

Previous: Colorado Medtech, Inc


MR  TIMOTHY  JAMES  CAREY  LOVELL
As at the date of this announcement, Mr Tim Lovell, Interim Finance Director, has 1 Ordinary Share registered in his name which is held as nominee and trustee for Acquisitor Holdings, whose total shareholding is disclosed above.

Tim Lovell is a Non-Executive Director of Acquisitor Holdings and Finance Director of Acquisitor Plc. Tim was Finance Director of WI Carr from 1982 to 1986 and head of Asian stockbroking operations for Swiss Bank Corporation
International from 1986 to 1990. In early 1990 he jointly founded Marlin Partners, an Asian stockbroking business, initially as a joint venture with Ord Minnett. He opened a research office for Marlin Partners in India


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and  helped  launch  The  India Gateway Fund in 1994 to invest in Indian smaller companies. As a director he was actively involved in the operations of the fund until the end of 1997. Tim is a chartered accountant and has over 15 years experience in investment businesses.

The directorships of publicly quoted companies held by Tim Lovell (aged 49) over the five years preceding the date of appointment are as follows:

Current:  Acquisitor Plc
          Acquisitor Holdings (Bermuda) Ltd

Previous: None


MR  GEORGE  WARDALE
As at the date of this announcement, Mr George Wardale, Non-Executive Director, has 20,001 Ordinary Shares registered in his name, representing 0.04 per cent. of the Company's issued share capital of which 1 Ordinary Share is held as nominee and trustee for Acquisitor Holdings, whose total shareholding is disclosed above.

George Wardale has spent the past 16 years as Chairman, Non-Executive Chairman, Chief Executive or Director of a number of companies, usually brought in by investors or advisers to help companies recover or to prepare them for flotation. Prior to that, he spent 11 years as a trouble-shooter for Lonrho plc. Since 1995 he has been Non-Executive Chairman of IPT Group, formed from the management buyout of the bulk of the yarns and fabrics division together with Textured Jersey unit of Coats Viyella. IPT is funded largely by Legal & General Ventures. Other recent roles were at companies including IBL Holdings, Tibbett plc, Dower Green Holdings, Trutex and Clares Equipment Holdings.

George has an MBA from Harvard Graduate School of Business Administration and an Msc from Cranfield Institute of Technology. He is qualified as a chartered accountant.

The directorships of publicly quoted companies held by George Wardale (aged 64) over the five years preceding the date of appointment are as follows:

Current:  None

Previous: None


MR ROBIN GEORGE WALTON WILLIAMS
As at the date of this announcement, Mr Robin Williams, Non-Executive Director, has a beneficial interest in 19,999 Ordinary Shares registered in the name of Pershing Keen Nominees Limited, representing 0.04 per cent. of the Company's issued share capital. Mr. Williams also has 2 Ordinary Shares registered in his name, of which one is held as nominee and trustee for Acquisitor Holdings, whose total shareholding is disclosed above.

Robin Williams has extensive experience managing public companies engaged in rapid growth and restructuring. He has been involved in private equity, consulting and project work since 2001 and is a Non-Executive Director of Constantine Holdings, a private family holding company.

Between 1998 and 2001, Robin was on the Board of Hepworth plc, a listed building materials conglomerate with 650 million of sales, where he assisted with strategy and turning around the company and was also a Divisional Managing Director of the Home Products Division. Robin was instrumental in the sale of the group to an industrial competitor in 2001.

Prior to Hepworth, Robin was Chief Executive and Co-Founder of Britton Group plc, a packaging company that was sold in 1998 to a US competitor. During his six years as Chief Executive of Britton, Robin raised over 150m from investors and completed 10 acquisitions. Britton was transformed from a small listed shell company to having an enterprise value of more than 250m and generating profits of over 20m. Robin also has extensive corporate finance experience, having worked at Salomon Brothers, UBS and County Bank. In addition, he spent four years at Peat Marwick Mitchell & Co where he qualified as a chartered accountant.

The directorships of publicly quoted companies held by Robin Williams (aged 47) over the five years preceding the date of appointment are as follows:

Current:  None
Previous: Hepworth plc


There are no other matters which are required to be announced as required under paragraph 16.4 of the listing Rules.

Dated:    16 July 2004


                                    ---ENDS--


ENQUIRIES:

BISHOPSGATE COMMUNICATIONS LTD                                TEL: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com
       ------------------------------------


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.


                                        Baltimore  Technologies  plc


                                        By:  /s/ Timothy Lovell
                                             ------------------
                                        Name:  Timothy Lovell
                                        Title: Interim Finance Director


Date:  July 19, 2004


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